February 24, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Ajay Koduri, Staff Attorney Celeste M. Murphy, Legal Branch Chief Joe Kempf, Staff Accountant Robert Littlepage, Accounting Branch Chief

Re:	Coupons.com Incorporated Amendment No. 1 to Registration Statement on Form S-1 Filed February 14, 2014 File No. 333-193692

Ladies and Gentlemen:

On behalf of Coupons.com Incorporated (the “Company”), we submit this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 21, 2014, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed with Commission on February 14, 2014.

Set forth below are the Company’s responses to the Staff’s comment letter. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Registration Statement. Subject to review with the Staff, the Company proposes to file Amendment No. 2 to the Registration Statement with the changes noted below.

Dilution, page 45

1.	Please explain to us why you are excluding from your calculation of dilution the impact of the 11.3 million shares to be issued upon fulfillment of the RSU liquidity event condition.

Response: The Company advises the Staff that as disclosed on page 72 of the Registration Statement, the Company’s restricted stock units, or RSUs, vest upon the satisfaction of both a service condition and a liquidity-event condition. The service condition for the majority of the RSUs is satisfied over a period of

Division of Corporation Finance

February 24, 2014

Page Two

four years. The liquidity-event condition will be satisfied on the earlier of (i) six months after the effective date of this initial public offering or (ii) March 15, 2015; and (iii) the time immediately prior to the consummation of a change in control. Of the 4,521,191 shares of common stock issuable upon the vesting of RSUs outstanding as of December 31, 2013, 762,094 had satisfied the service condition. The Company advises the Staff that even as to the RSUs for which the vesting condition has been satisfied, shares with respect to such RSUs would not be issued at the date of initial public offering, but would be issued six months later. The Company proposes to add the following disclosure below the dilution table on page 45 of Amendment No. 2 to the Registration Statement:

“If the 762,094 shares of our common stock issuable with respect to RSUs for which the service vesting condition had been satisfied as of December 31, 2013 had been issued as of that date, our pro forma as adjusted net tangible book value would be $2.35 per share, and the dilution per share of common stock to new investors would be $10.65.”

Revenue Recognition, page F-12

2.	We note on page 54 if you deliver a digital coupon on a retailer’s website or through its loyalty reward program, or the website of a publisher, you pay a distribution fee to the retailer or publisher. Please provide us a comprehensive explanation of why you are not considered to be acting as an agent in these arrangements. As part of your response, provide a complete analysis of each of the indicators of gross revenue reporting and each of the indicators of net revenue reporting in these arrangements, found in ASC 605-45-45, and an explanation of management’s consideration of them when formulating its revenue reporting policy.

Response: In response to the Staff’s comment, the Company supplementally provides its analysis of whether revenue should be reported on a gross or net basis as follows:

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance outlined in ASC 605-45-45. Because the Company is the primary obligor and is responsible for (i) fulfilling the digital coupon delivery, (ii) establishing the selling prices for delivery of the digital coupons, and (iii) performing all billing and collection activities including retaining credit risk, the Company has concluded that it acts as the principal in these arrangements and therefore reports revenues and cost of revenues on a gross basis. The Company’s analysis is discussed below.

ASC 605-45 indicates that whether a company should recognize revenue gross or net is a matter of judgment that depends on the relevant facts and circumstances and provides a number of factors or indicators that should be considered in the evaluation. Although none of the indicators is necessarily presumptive or determinative, the following two factors are strong indicators that an entity is acting

Division of Corporation Finance

February 24, 2014

Page Three

as a principal in a transaction.

Strong Indicators of Gross Revenue Reporting

1.	The company is the primary obligor in the arrangement.

•

The Company is the primary and sole obligor in its revenue arrangements and is responsible for delivering the digital coupons regardless of whether this delivery is made from a Company owned websites, from retailers’ websites or through retailers’ loyalty reward programs, or the websites of digital publishers. While the retailers’ and publishers’ websites are a source of traffic to the Company’s websites, the Company’s sales arrangements are contracted directly with the consumer packaged goods companies (“CPGs”) and not with the visitors and customers of retailers or digital publishers, or retailers or digital publishers themselves.

•

Under the terms of its sales contract, the Company is responsible for fulfilling the digital coupon or ordered services. In the event of dissatisfaction with the ordered services (e.g., lack of volume or interest in the CPGs’ coupons), the CPGs can only look to the Company for remedy.

2.	The company has general inventory risk (before a customer order is placed or upon customer return).

•

While the Company bears the costs of creating the digital coupons, there is no substantive physical inventory risk with the delivery of the digital coupon due to its digital nature. However, at no time do retailers and digital publishers assume any inventory risk.

•	The Company’s arrangements with CPGs for the delivery of digital coupons do not contain provisions for rights of return or refund to either the Company, retailers or digital publishers.

In addition to the two factors that are strong indicators of gross reporting, ASC 605-45 also provides the following additional factors that should be considered:

1.	The company has latitude in establishing price.

•

All pricing is negotiated between the Company and CPGs. The Company is solely involved in the pricing negotiations and has latitude in setting the prices for the delivery of digital coupons. Neither retailers nor digital publishers are involved in the pricing discussions and negotiations.

2.	The company changes the product or performs part of the service.

•	All digital coupons are set up and created by the Company. The Company has full discretion

Division of Corporation Finance

February 24, 2014

Page Four

on how to distribute the digital coupons to consumers.

3.	The company has discretion in supplier selection.

•

The Company has full discretion on how to distribute the digital coupons to consumers. This includes which specific coupons, if any, are distributed from the Company owned websites, from retailers’ websites or through retailers’ loyalty reward programs, or the websites of digital publishers.

4.	The company is involved in the determination of product or service specifications.

•	All digital coupons are set up and created by the Company. The retailers and digital publishers are not involved in determining the service specifications.

5.	The company has physical loss inventory risk (after customer order or during shipping).

•

While the Company bears the costs of creating the digital coupons, there is no substantive physical inventory risk with the delivery of the digital coupon due to its digital nature. However, at no time do retailers and digital publishers assume any inventory risk.

6.	The company has credit risk.

•

The Company’s sales arrangements are contracted directly with CPGs and the Company is responsible for collection of the amounts due from the CPGs. In the event of nonpayment, the Company bears the full credit risk.

In addition to indicators that gross revenue reporting is appropriate, ASC 605-45 also provides indicators that net revenue reporting as an agent may be appropriate, as follows.

Indicators of Net Revenue Reporting

1.	The supplier (not the company) is the primary obligor in the arrangement.

•	As previously discussed, the Company has established and concluded that it is the primary and sole obligor in its digital coupon delivery arrangements with CPGs.

2.	The amount the company earns is fixed.

•	The amount earned by the Company for the delivery of digital coupons will vary based on

Division of Corporation Finance

February 24, 2014

Page Five

volume and pricing terms of the arrangements with CPGs.

3.	The supplier (and not the company) has credit risk. If credit risk exists, but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue on a net basis.

•

Retailers and digital publishers have no credit risk. The Company bears credit risk as the Company is responsible for payments to retailers and digital publishers for activations delivered on their sites, regardless of payments by the CPGs to the Company.

In the formulations of the Company’s revenue reporting policy it considered the application of the guidance contained within ASC 605-45 as describe above, and in the judgment of the Company, gross presentation is appropriate and consistent with the guidelines outlined within ASC 605-45.

In response to the Staff’s comment, the Company proposes to revise its disclosure on page 70 as follows:

“In the normal course of business and through our distribution network, we deliver digital coupons on retailers’ websites, through retailers’ loyalty reward programs, and on the websites of publishers. In these situations, we generally pay a distribution fee to the retailers or digital publishers which is included in our cost of revenues. The determination of whether revenues should be reported on a gross or net basis is based on our assessment of whether we are acting as the principal or an agent in the transaction. In determining whether we are the principal or an agent, we follow the accounting guidance for principal-agent considerations. Because we are the primary obligor and are responsible for (i) fulfilling the digital coupon delivery, (ii) establishing the selling prices for delivery of the digital coupons, and (iii) performing all billing and collection activities including retaining credit risk, we have concluded that we are the principal in these arrangements, and therefore report revenues and cost of revenues on a gross basis.”

The Company proposes to similarly revise its disclosure on page F-12 as follows:

“In the normal course of business and through its distribution network, the Company delivers digital coupons on retailers’ websites, through retailers’ loyalty reward programs, and on the websites of digital publishers. In these situations, the Company generally pays a distribution fee to the retailers or digital publishers which is included in the Company’s cost of revenues. The determination of whether revenues should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. In determining whether the Company is the principal or an agent, the Company follows the accounting guidance for principal-agent considerations. Because the Company is the primary obligor and is responsible for (i) fulfilling the digital coupon delivery, (ii) establishing the selling prices for delivery of the digital coupons, and (iii) performing all billing and collection activities

Division of Corporation Finance

February 24, 2014

Page Six

including retaining credit risk, the Company has concluded that it is the principal in these arrangements and therefore the Company reports revenues and cost of revenues on a gross basis.”

18. Subsequent Events, page F-33

3.	With a view towards expanded disclosure, please explain to us why Yub, Inc. is identified as a related party.

Response: Certain of the shares that were issued in the acquisition of Yub, Inc. were issued to entities affiliated with T. Rowe Price Associates, Inc., which the Company has determined to be a related party because such entities collectively hold more than 5% of the Company’s capital stock. In response to the Staff’s comment, the Company proposes to add disclosure on page F-33 of Amendment No. 2 to the Registration Statement as follows:

“In connection with this acquisition, 44,660 of these shares were issued to entities affiliated with T. Rowe Price Associates, Inc., who collectively also hold more than 5% of the Company’s capital stock.”

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (650) 833-2036 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Peter M. Astiz

Peter M. Astiz

Partner

Enclosures

Cc:	Steven R. Boal (Coupons.com Incorporated)
Mir Aamir (Coupons.com Incorporated)
Richard Hornstein (Coupons.com Incorporated)
Michael Torosian (DLA Piper LLP (US))
Eric Jensen (Cooley LLP)
John McKenna (Cooley LLP)